SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


                        EGT Holding, Ltd.
              _____________________________________
                (Name of foreign utility company)


                       Entergy Corporation
         _______________________________________________
         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:


    Frederick F. Nugent, Esq.          Mark W. Hoffman, Esq.
    Vice President & General Counsel   Senior Counsel
    Entergy Enterprises, Inc           Entergy Services, Inc.
    10055 Grogan's Mill Rd             639 Loyola Avenue
    Parkwood 2 Bldg.                   26th Floor
    Suite 400                          New Orleans, Louisiana
    The Woodlands, Texas 77386         70113

     Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that EGT Holding, Ltd. ("EGT Holding") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

     Item 1. Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is

                    EGT Holding, Ltd.
                    Caledonian Bank & Trust Limited
                    P. O. Box 1043
                    George Town
                    Grand Cayman, B.W.I.
                    Cayman, Islands

     EGT Holding, an indirect 50% owned subsidiary of Entergy, claims an exemption from the Act as a FUCO by virtue of its direct ownership interest in Scottish & Southern Energy, plc ("Scottish & Southern Energy"). Scottish & Southern Energy is a vertically integrated energy company operating in the United Kingdom. Entergy owns, indirectly through Entergy-Koch, LP and EGT Holding, a 50% interest in the 3,424 shares of Scottish & Southern Energy held by EGT Holding. Scottish & Southern Energy will either own or hold under long term contract 7,123 MW of generation capacity in the United Kingdom by 2002. In addition, Scottish & Southern Energy operates Great Britain's largest electric distribution business with over 120,000 kms of underground cable and overhead lines, delivering power to nearly 30% of the country's landmass, including over 120 islands. This extensive distribution network serves 3.3 million customers from Shetland to the Isle of Wight and also includes the largest submarine network in the United Kingdom.

          Entergy and Koch Energy, Inc. each hold, indirectly through their respective ownership interests in Entergy-Koch, LP, 50% of the voting interests in EGT Holding.

     Item 2.   Domestic Associate Public-Utility Companies of EGT
Holding and their   Relationship to EGT Holding

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of EGT Holding: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EGT Holding.



                EXHIBIT A.  State Certification.



     Not applicable.






                            SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                         ENTERGY CORPORATION


                         By:  /s/ Leo P. Denault
                            Leo P. Denault
                            Vice President, Corporate Development
                            Entergy Services, Inc.




Dated:  June 4, 2001